Exhibit 99.1

Augusta Resource Corporation

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matter voted upon and the outcome of the votes at the special meeting (the “Meeting”) of shareholders (the “Shareholders”) of Augusta Resource Corporation (the “Corporation”) held on September 19, 2014 in Toronto, Ontario. The matter is described in greater detail in the Corporation’s notice of special meeting of shareholders and management information circular that was mailed to Shareholders prior to the Meeting.

Approval of Amalgamation Resolution

On a vote by ballot, the special resolution providing for the amalgamation of the Corporation and 8988285 Canada Inc., an indirect, wholly-owned subsidiary of HudBay Minerals Inc. was approved.

The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Voted For		Voted Against
Number	%	Number	%
145,731,946	99.99%	12,790	0.01%

Excluding votes as required by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, the Shareholders voted as follows:

Voted For		Voted Against
Number	%	Number	%
122,673,361	99.99%	12,790	0.01%

Dated this 19th day of September, 2014

Augusta Resource Corporation

Per:	“Patrick Donnelly”
	Name:	Patrick Donnelly
	Title:	Vice President, General Counsel and Corporate Secretary of the Corporation